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                                  STANTEC INC.
                             MATERIAL CHANGE REPORT

1.    NAME AND ADDRESS OF COMPANY

      Stantec Inc. ("Stantec")
      10160 - 112th Street
      Edmonton, Alberta
      Canada T5K 2L6

      Stantec has its principal office in Edmonton, Alberta.

2.    DATE OF MATERIAL CHANGE

      April 2, 2004

3.    NEWS RELEASE

      Attached as Schedule "A" is a copy of a news release which is relevant to this material change and which was issued in Edmonton on April 5, 2004.

4.    SUMMARY OF MATERIAL CHANGE

      Stantec, through its subsidiary Stantec Technology International Inc. ("STII"), has completed the acquisition of all of the issued and outstanding shares of The Sear-Brown Group, Inc. ("Sear-Brown") by way of a merger. Concurrent with the merger, Sear-Brown changed its name to Stantec Consulting Group Inc. ("SCGI").

5.    FULL DESCRIPTION OF MATERIAL CHANGE

      STII has completed the acquisition of the Rochester, New York headquartered firm Sear-Brown. This acquisition provides a strong geographic presence in New York State and a new practice area in the biopharmaceuticals industry. The core markets where Stantec's expertise has expanded include advanced manufacturing, biopharmaceuticals facilities, educational facilities, health care facilities, land development, municipal facilities, retail/commercial development, transportation, and water and environment. Stantec will integrate new offices in Rochester, Albany, Binghamton, Buffalo, Melville and Syracuse, New York; Fort Collins, Colorado; Cleveland, Ohio; State College, Pennsylvania; and Guaynabo, Puerto Rico. The Sear-Brown Denver employees will join Stantec's existing Denver employees. The acquired Sear-Brown employees and offices generated approximately US$42 million in revenues in 2003. This acquisition represents the largest to date for Stantec and establishes a solid foothold for further growth in the Northeast US region.

6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

      Not applicable.

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7.    OMITTED INFORMATION

      None.

8.    EXECUTIVE OFFICER

      The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

            Jeffrey S. Lloyd
            Vice President & Secretary
            Stantec Inc.
            10160 - 112th Street
            Edmonton, Alberta
            T5K 2L6

            Telephone: (780) 917 7016

9.    DATE OF REPORT

      April 12, 2004

                                  STANTEC INC.

                                  By: "Signed"
                                      ----------------------
                                      Jeffrey S. Lloyd
                                      Vice President & Secretary

                                                                     Page 2 of 2
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                                  Schedule "A"

                                                                    NEWS RELEASE

[STANTEC LOGO]

FOR IMMEDIATE RELEASE

STANTEC COMPLETES ACQUISITION OF NEW YORK FIRM

EDMONTON AB (April 5, 2004) TSX:STN

Stantec is adding over 400 employees and 10 office locations with the completion of the previously announced acquisition of Rochester, New York headquartered firm Sear-Brown. The addition opens up a new geographic market for Stantec in the US Northeast and a new practice area in the Bio/Pharmaceuticals industry.

"We are pleased that all Sear-Brown shareholder and other approvals have been received and that we will be proceeding with new market initiatives for Stantec," says Tony Franceschini, Stantec President & CEO. "First, we are gaining a strong geographic presence in New York State providing a foundation for growth in an important market. Second, we are gaining a new practice area in the Bio/Pharmaceuticals industry which we believe will be a growth market for us."

Sear-Brown, founded in 1955 specializes in core markets that include Advanced Manufacturing, Bio/Pharmaceuticals Facilities, Educational Facilities, Healthcare Facilities, Land Development, Municipal Facilities, Retail/Commercial Development, Transportation, and Water and Environment. Stantec will integrate new offices in Rochester, Albany, Binghamton, Buffalo, Melville, and Syracuse in New York State; Fort Collins in Colorado; Cleveland, Ohio; State College Pennsylvania; and Guaynabo, Puerto Rico. Sear-Brown's Denver employees will join with Stantec's existing Denver location.

The Hillsborough office has been sold to the employees as part of the acquisition agreement. The acquired Sear-Brown employees and offices generated approximately US$42 million in revenues in 2003.

"We are looking forward to joining with a dynamic and successful firm like Stantec," says Mark Lang, who will continue with Stantec as Vice President, New York Region. "Our employees are energized by the opportunities that come with working in a large global firm and our existing clients can look forward to a wider depth and breadth of service offering and access to expertise from across North America."

Stantec now has 27 offices and approximately 1,500 employees in 12 states throughout the US. The Company is celebrating 50 years in business during 2004 and has been profitable every year since its founding in 1954. Stantec recently released year-end results that saw gross revenue increase 7.3% to $459.9 million and net income increase 24.2% to $25.1 million. Stantec's goal is to be a top 10 global design firm by 2008.

For more information visit www.stantec.com/searbrown

CORPORATE CONTACT         ACQUISITION CONTACT         INVESTOR CONTACT
Tony Franceschini         Mark Lang                   Don Wilson
President & CEO           Vice President              Vice President & CFO
Stantec                   Stantec, New York           Stantec
Tel: 780-917-7077         Tel: 585-475-1440           Tel: 780-917-7269

STANTEC provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences project management, and project economics. The Company support clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

                                                                     STANTEC.COM